UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 4)1

Celldex Therapeutics, Inc.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title Class of Securities)

15117B103

(CUSIP Number)

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

Attn: General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 15117B103	13D	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Medarex, Inc. IRS Identification Number 22-2822175
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,474,947
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,474,947
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,474,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
14	TYPE OF REPORTING PERSON CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 15117B103	13D	Page 3 of 5

15	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Bristol-Myers Squibb Company IRS Identification Number 22-0790350
16	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
17	SEC USE ONLY
18	SOURCE OF FUNDS* AF, OO
19	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☒
20	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	21	SOLE VOTING POWER 0
	22	SHARED VOTING POWER 2,474,947
	23	SOLE DISPOSITIVE POWER 0
	24	SHARED DISPOSITIVE POWER 2,474,947
25	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,474,947
26	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
27	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.83%
28	TYPE OF REPORTING PERSON CO

CUSIP No. 15117B103	13D	Page 4 of 5

This Amendment No. 4 (the “Schedule 13D/A”) amends the Statement on Schedule 13D/A (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009 by Medarex, Inc. (“Medarex”) and Bristol-Myers Squibb Company (“Bristol-Myers” and together with Medarex, the “Reporting Persons”). The number of securities beneficially owned by the Reporting Persons has materially decreased. The Schedule 13D is amended as follows and, except as otherwise provided herein, all items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer

The Reporting Persons beneficially own 2,474,947 shares of the Common Stock (7.83% of the Celldex’s issued and outstanding shares of Common Stock, based upon information set forth in the Celldex’s Form 10-Q for the quarter ended September 30, 2009, indicating that 31,602,188 shares of Common Stock were issued and outstanding on September 30, 2009). The Reporting Persons share voting and investment power with regard to all 2,474,947 shares of Common Stock that they beneficially own. To the knowledge of the Reporting Persons, none of the officers and directors of the Reporting Persons is the beneficial owner of any shares of the Common Stock of Celldex.

The following dispositions of Common Stock were effected on the following dates and at the following prices in the past 60 days:

Date	No. of Shares	Price Per Share*

November 30, 2009	67,672	$4.48

December 1, 2009	72,664	$4.52

December 2, 2009	80,278	$4.64

December 3, 2009	56,762	$4.71

December 4, 2009	34,000	$4.54

December 7, 2009	68,765	$4.58

December 8, 2009	34,135	$4.55

Item 7.	Material to be Filed as Exhibits

Not Applicable.

CUSIP No. 15117B103	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDAREX, INC.

Date:	December 9, 2009	By:	/S/ SONIA VORA
		Name:	Sonia Vora
		Title:	Secretary

BRISTOL-MYERS SQUIBB COMPANY

Date:	December 9, 2009	By:	/S/ SANDRA LEUNG
		Name:	Sandra Leung
		Title:	Senior Vice President and General Counsel